 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

February 1, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

We have reviewed your letter dated January 8, 2010, and submit the following responses to the inquiries raised in that letter:

General:

1.

We will paginate all of the future SEC reports that we file.

2.

We have not been able to obtain such opinion.  We agree to account for this transaction as a secured borrowing.  This means that we will amend the March 2009 journal entry to reflect the secured borrowing accounting treatment.  We will record the receivable in the books and record a liability for the same amount.

3.

Yes, we will file the amended reports for all of the periods starting September 30, 2008 until September 30, 2009.  As indicated in our previous communications, we are awaiting to clarify with the SEC’ staff the open issues related to the accounting treatments of the transactions that incurred since September 2008.  We would prefer avoiding multiple amendments to our SEC filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Item 1.  Financial Statements

4.

Non-controlling interest represents the 20% interest in Ecoplastifuel, Inc.  LBO Capital Corp. owns 80% of stock of this company.  We only acquired the 100% interest in Global Tech International, Inc. (“GTI”) and Advanced Digital Components, Inc. (“ADCI”).

Consolidated Balance Sheets

5.

It appears to be some mistyped numbers in the 8-K in question, and we will be filing an amended 8-K.

Notes to Unaudited Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Costs of Goods Sold

6.

The text of the disclosure would be: “The Company classifies amortization expense related to the license agreements as costs of goods sold. In addition, the cost of sales of inventory in Load Hog and the costs of sales related to the project in Douglas-County, GA are classified as cost of goods sold”.

Note 6. Intangible Assets, Net

7.

We agree that goodwill changed by $551,445 and Intangible assets, net of amortization changed by 628,919.  We will revise the 8-K as appropriate, as soon as possible.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

8.

We agree that interest payable should be included in the contractual obligations table as well, and we will do so in our future filings.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2. Acquisitions

a.

Clients/Customer relationships of GTI prior to the acquisition date of September 15, 2008 are as follows:

1. Green Tech Manufacturing (US) licensor of PIM manufacturing process for integrated applications within the building construction sector.
2. SEEC Advisory Group, Inc. (US) compromises sophisticated financial, business and legal strategies.
3. U.S. Quest (US) has exclusive license to the housing application of PIM manufacturing process.
4. USCAR (US) An umbrella organization for collaborative research among Chrysler LLC, Ford Motor Company and General Motors Corporation.
5. Ford Motor Company (US) automotive Original Equipment Manufacturer (OEM).
6. Chrysler Corporation (US) automotive Original Equipment Manufacturer (OEM).
7. James Marine (US) manufactures and repairs barges and other specialty marine equipment.
8. LaSera Technologies Inc. (US) innovator and manufacturer of Aerospace and Defense products.
9. Environmental Recycling Technologies, PLC. (UK) A leading developer of innovative technologies focusing on plastic waste recycling. Page 2
10. Aeropro (US) for aircraft under bodies & seat frames; anti-ballistic materials incorporated in Military seat frames.
11. Plasco Corp (US) Aircraft fuselage & components.
12. Kingspan (UK) building materials.
13. Geomatrix (US) for fence panels for Lowe (major supplier to Home Depot).
14. Small boats & water storage tanks (Cyprus).
15. Modular housing (Tanzania & Nambia).
16. Material handling pallets etc. (Cyprus).
17. Highseas Technologies (UK) for boat Hulls.

Since early 2008, ADCI was working in alliance with Bluestar Technologies and iMobile, both New Jersey corporations, to market Mobile Computer Systems, Communication systems, Vehicle Telematic Systems, Navigation Systems, and Vehicle Personalization Electronic Devices, that are directed to automotive market and aftermarket customers.

b.

Lasera Technologies, Inc paid upfront fees of $10,000 before September 15, 2008, and as of today Lasera owes another $40,000 which has been earned but not been recorded in the books due to the uncertainty of collection.

c.

GTI did record $10,000 of revenues from Lasera for the month of September 2008, and LBO Capital picked up only $5,000 of these revenues that belonged to the period September 15, 2008 to September 30, 2008.

1.

Purchase Price and Goodwill

The amount of goodwill was dependent upon the purchase price or otherwise of the consideration given up by LBO Capital Corp. for the acquisition of GTI and ADCI.  The consideration paid by LBO was 18 million shares of its common stock.  As explained in our previous response these shares were trading at $1.25 at the time of the acquisition, and they were fair valued at approximately $12,500,000.  The main factor that contributed to the purchase price was the intangible assets of ADCI and GTI, which we believe are very valuable.

For instance, only the Magnesium Encapsulation could capture a potential market of over $560 million in car sales per year in the U.S only and we have the worldwide rights in this technology.  The magnesium parts that would be installed on both sides of the vehicle would cost around $56, which is much less than the $88 current cost spent for the steel parts that are being used now, and if the Magnesium Encapsulation becomes a standard technology in the automotive industry, we would have a 10% royalty right, which could produce approximately $56million of royalties per year for us. This is based on approximately 10million vehicles sold in U.S each year.  If this technology is implemented worldwide, we could earn as much as $196million per year in royalties worldwide including the U.S.

The big three automotive companies have declared that this technology meets costs and standard requirements.  Ford and Chrysler have spent significant amounts of money over the 10-year period testing this technology. Ford has filed product patents in Magnesium Encapsulation and we have retained the processes patents of Magnesium Encapsulation.

2.

We have not attributed the significant goodwill to the intangible assets due to the fact that we have not been able to complete an appraisal on those intangibles.  We believe an independent appraisal is the best way to determine the fair values of these intangibles.

We have had discussions with several appraisal firms and we will proceed with an appraisal as soon as we have sufficient funds to pay for it.

3.

The Company expects to use each of its intangible assets over the life of their agreements.  At this point, to the best of our information, we have no reason to believe that obsolescence, demand, competition, industry and technological advances have impacted or are about to impact the useful life of these licenses.  If any of such factors affects the useful life of our licenses in the future, than we will decrease the amortization period to reflect such change in the useful life of a license.  As discussed during our recent telephone conversation, physical technologies do not change with the same speed the electronic technologies do.  This is particularly true in the automobile technology. For instance, in today’s cars we see technologies that are more than 25 years old.

Item 15. Exhibits

4.

We have submitted the audited financial statements of ADCI and GTI as of January 31, 2008 and 2007 and for the fiscal years ended January 31, 2008 and 2007.  Also, we have disclosed in separate footnotes in each of our filings the pro-forma financial information as though the companies had been combined at the beginning of the 2008.  It is impossible for us to file the combined financial statements as of December 31, 2007 for ADCI and GTI, because we do not possess them. The former Controller and CPA of ADCI and GTI is incapable of supporting us with such information due to health issues involving muscular dystrophy disease.

Form 10-Q/A (Amendment No. 2) for the fiscal quarter ended September 30, 2008.

Explanatory Note.

5.

As explained in our previous responses, we will file the amendments to the financial reports as soon as the long standing accounting treatment issues have been resolved.  In other words, we feel that it is very costly and time-consuming for the company to amend a report, which carries unresolved accounting issues, and by the time these issues are cleared with your staff, we might need to amend again the same report twice.  We feel that filing multiple amendments to the same report confuses its readers.

We appreciate your efforts in helping us to satisfy compliance with the all applicable disclosure requirements.  We will also appreciate your prompt attention to this response letter in order for us to better plan the filing of our amendments and the changes that need to be included in them.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, at 248-844-0300.

In addition, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Thomas W. Itin

Chief Excecutive Officer

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